                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.___*)(1)

                                 StealthGas Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                   Y81669 10 6
                 ---------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)
[ ]          Rule 13d-1(c)
[X]          Rule 13d-1(d)

---------------------------

 (1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                                             -------------------------------
CUSIP NO.  Y81669 10 6                                      13G                      Page 2 of 9
----------------------------------------                                             -------------------------------

------------- --------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
      1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Flawless Management Inc.

------------- --------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      2
              Not applicable.                                                                       (a) [ ]

                                                                                                    (b) [ ]
------------- ------------------------------------------------------------------------------------- ------------------
      3       SEC USE ONLY

------------- --------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
              Republic of the Marshall Islands

----------------------------------------------------------------------------------------------------------------------
                        5       SOLE VOTING POWER
                                6,000,000 shares of Common Stock

 NUMBER OF SHARES   ----------- --------------------------------------------------------------------------------------
   BENEFICIALLY         6       SHARED VOTING POWER
     OWNED BY                   0 shares of Common Stock
       EACH
     REPORTING      ----------- --------------------------------------------------------------------------------------
      PERSON            7       SOLE DISPOSITIVE POWER
       WITH                     6,000,000 shares of Common Stock

                    ----------- --------------------------------------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

------------- --------------------------------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,000,000 shares of Common Stock

------------- --------------------------------------------------------------------------------------------------------
      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [ ]

              Not applicable.
------------- --------------------------------------------------------------------------------------------------------
      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              42.9%

------------- --------------------------------------------------------------------------------------------------------
      12      TYPE OF REPORTING PERSON*

              CO

------------- --------------------------------------------------------------------------------------------------------

----------------------------------------                                             -------------------------------
CUSIP NO.  Y81669 10 6                                      13G                      Page 3 of 9
----------------------------------------                                             -------------------------------

------------- --------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
      1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Harry N. Vafias

------------- --------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      2       Not applicable.                                                                       (a) [ ]

                                                                                                    (b) [ ]
------------- --------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------- --------------------------------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              Greece
----------------------------------------------------------------------------------------------------------------------
                        5       SOLE VOTING POWER
                                6,000,000 shares of Common Stock

 NUMBER OF SHARES   ----------- --------------------------------------------------------------------------------------
   BENEFICIALLY         6       SHARED VOTING POWER
     OWNED BY                   0 shares of Common Stock
       EACH
     REPORTING      ----------- --------------------------------------------------------------------------------------
      PERSON            7       SOLE DISPOSITIVE POWER
       WITH                     6,000,000 shares of Common Stock

                    ----------- --------------------------------------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

----------------------------------------------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,000,000 shares of Common Stock

------------- --------------------------------------------------------------------------------------------------------
      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [ ]

              Not applicable.
------------- --------------------------------------------------------------------------------------------------------
      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              42.9%
------------- --------------------------------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*

              IN
------------- --------------------------------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP NO.  Y81669 10 6             13G                      Page 4 of 9
---------------------------                                 --------------------

ITEM 1.       (A)      NAME OF ISSUER:

                       StealthGas Inc.  (the "Company")

              (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       331 Kifissias Avenue
                       Erithrea 14561
                       Athens, Greece

ITEM 2.       (A)      NAME OF PERSON FILING:

                       This statement is being filed pursuant to a Joint Filing
                       Agreement (attached as Exhibit 1 and incorporated herein
                       by reference) between (i) Flawless Management Inc. and
                       (ii) Harry N. Vafias. Mr. Vafias is the sole stockholder
                       of Flawless Management Inc.

              (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                       RESIDENCE:

                       Flawless Management Inc.  331 Kifissias Avenue
                                                 Erithrea 14561
                                                 Athens, Greece

                       Harry N. Vafias           331 Kifissias Avenue
                                                 Erithrea 14561
                                                 Athens, Greece

              (C)      CITIZENSHIP:

                       Flawless Management Inc. Republic of the Marshall Islands

                       Harry N. Vafias          Greece

              (D)      TITLE OF CLASS OF SECURITIES:

                       Common Stock, par value $0.01 per share (the "Common
                       Stock")

              (E)      CUSIP NUMBER:

                       Y81669 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS:

              (a)      [ ]   Broker or dealer registered under Section 15 of the
                             Exchange Act;

              (b)      [ ]   Bank as defined in Section 3(a) (6) of the Exchange
                             Act;

              (c)      [ ]   Insurance company as defined in Section 3(a) (19)
                             of the Exchange Act;

---------------------------                                 --------------------
CUSIP NO.  Y81669 10 6             13G                      Page 5 of 9
---------------------------                                 --------------------

              (d)      [ ]   Investment company registered under Section 8 of
                             the Investment Company Act;

              (e)      [ ]   An investment adviser in accordance with
                             Rule 13-d-1(b) (1) (ii) (E);

              (f)      [ ]   An Employee benefit plan or endowment fund in
                             accordance with Rule 13-d-1(b) (1) (ii) (F);

              (g)      [ ]   A parent holding company or control person in
                             accordance with Rule 13-d-1(b) (1) (ii) (G);

              (h)      [ ]   A Savings association as defined in
                             Section 3(b) of the Federal Deposit Insurance Act;

              (i)      [ ]   A church plan that is excluded from the
                             definition of an investment company under
                             Section 3(c)(14) of the Investment Company Act;

              (j)      [ ]   Group, in accordance with Rule 13-d-1(b)(1)(ii)(J)

              Not applicable.

ITEM 4.       OWNERSHIP.

              (a)      Amount beneficially owned:

                       6,000,000 shares of Common Stock

              (b)      Percent of class:

                       42.9%

              (c)      Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote:

                       6,000,000 shares of Common Stock

                (ii)   Shared power to vote or to direct the vote:

                       0 shares of Common Stock

                (iii)  Sole power to dispose or to direct the disposition of:

                       6,000,000 shares of Common Stock

                (iv)   Shared power to dispose or to direct the disposition of:

                       0 shares of Common Stock

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

---------------------------                                 --------------------
CUSIP NO.  Y81669 10 6             13G                      Page 6 of 9
---------------------------                                 --------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

             [The remainder of this page intentionally left blank.]

---------------------------                                 --------------------
CUSIP NO.  Y81669 10 6             13G                      Page 7 of 9
---------------------------                                 --------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006

                                       FLAWLESS MANAGEMENT INC.

                                        By: /s/ Harry N. Vafias
                                            -------------------
                                            Name:  Harry N. Vafias
                                            Title: Chief Executive Officer

                                            /s/ Harry N. Vafias
                                            -------------------
                                            Harry N. Vafias